Exhibit 1.2

ADDENDUM TO BROKER/DEALER AGREEMENT

This is an addendum to the broker/dealer agreement (“Addendum”) between Dalmore Group, LLC and Balanced Pharma, Inc. (“Issuer Name” or “Client”) dated April 1, 2022. This Addendum is effective as of July 13, 2022. This Addendum will update Section 3 (“Compensation”) of the original Agreement. Specifically, as compensation for the Services, Client shall pay to Dalmore a fee equal to one percent (1%) on the aggregate of amounts raised as a result of investors that initiated their investment not referred by Dalmore and an additional five percent (5%) on the aggregate amount raised as a result of investors that initiated their investment through a referral from Justly.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLIENT:

By	/s/ J. Scott Keadle Jul 14 2022
Name:	J. Scott Keadle
Its:	CEO

Dalmore Group, LLC:

By	/s/ Etan Butler Jul 14 2022
Name:	Etan Butler
Its:	Chairman